82-1306



Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL - 3500 GP Utrecht · The Netherlands
t +31 30 298 88 15 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

press release

SUPPL



Utrecht, the Netherlands, March 23, 2006



06011969

Changes Executive Board Wessanen

Royal Wessanen nv announces today that Doede Vierstra, Chief Financial Officer (CFO) and member of the Executive Board, will leave the company to become CFO and member of the Executive Board of Nuon, a leading energy supplier in the Netherlands. Vierstra will be succeeded by Han Wagter, who assumes the responsibilities of his new position after the Annual General Meeting of Shareholders of April 20, 2006.

Han Wagter (56) has an extensive background and experience in the financial field in an international environment. He served in various financial and general management positions at Stork, his latest position being CEO of Stork Ketels. In 1993, he joined DAF Trucks as CFO, at that time acquired by Paccard Inc. In 1999, he became CFO at Kappa Packaging B.V. where he achieved a solid improvement in results and was involved in the merger of the company with the Jefferson Smurfit Group. Han Wagter is a chartered accountant.

Ad Veenhof, CEO comments: "It is always sad to see someone leaving the team, but I would like to congratulate Doede with his new position and thank him for the contributions he made to the company. At the same time, however, I am happy we were able to find a highly qualified successor in Han Wagter to guide us further along the journey to implement our strategy. His experience within the international financial community, his solid financial background and his balanced personality are a true addition to the team we surely will benefit from."

At Wessanen's upcoming Shareholders' Meeting on April 20, 2006, it will be proposed to appoint Mr. Wagter as Executive Board member.

Executive Board
Supervisory Board
Royal Wessanen nv